

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 18, 2016

Robert Bernshteyn
Chief Executive Officer
Coupa Software Incorporated
1855 S. Grant Street
San Mateo, CA 94402

> **Re:** **Coupa Software Incorporated**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 28, 2016**
> **CIK No. 0001385867**

Dear Mr. Bernshteyn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2016 letter.

General

1. We note your response to prior comment 1. Please revise your disclosure in the summary to briefly clarify that savings rates are estimates based on industry data.

2. You assert in response to prior comment 2 that you believe disclosure of the number of licensed users in prior periods is potentially misleading. Disclosure regarding the trend in the number of licensed users appears to be information that would be material to investors. Please tell us and disclose the number of licensed users for prior periods. Consider including clarifying disclosure informing investors that the number of users does not necessarily correlate to your financial results. In addition, it appears that you

should provide risk factor disclosure addressing your statement that the number of licensed users can fluctuate significantly based on the acquisition or loss of one, or a small number of customers.

3.   In your supplemental submission dated February 29, 2016, you provided us with a copy of the Gartner report that includes the company in the "Magic Quadrant." We also note that the report identifies certain challenges facing the company. To the extent these challenges are material to your business, balance your disclosure pertaining to your inclusion in the Magic Quadrant by identifying the corresponding cautions referenced in the report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

4.   We note your response to prior comment 10. In your next amendment, rather than referring to "a majority" of revenues, please provide the percentage of revenues derived from subscriptions of your procurement and invoicing modules.

Results of Operations, page 56

5.   We note your response to prior comment 16 and your revised disclosures regarding "professional services and other." As previously requested, please tell us what consideration was given to including a discussion of total gross profit in MD&A. In this regard, since you have elected to present gross profit in your consolidated statements of operations and comprehensive loss, a discussion of changes in gross profit in MD&A appears warranted.

Years Ended January 31, 2015 and January 31, 2016

Revenues, page 57

6.   We note your response to prior comment 17 and your revised disclosure which continues to reference an increase in "average selling prices" without quantification of the increase. Please further revise to disclose the average selling price for each period presented or provide other metrics that may help readers understand your revenue growth. For example, consider disclosing the number of large customer contracts in effect for each period presented. In this regard, we note from your response to prior comment 30 that you are able to identify a variation in pricing pattern between sales to larger customers and sales to smaller customers. Consider revising to address the extent to which increases are attributable to increases in prices or to increases in the volume of services and products being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

General and Administrative, page 59

7.   We note your assertion in response to prior comment 18 that a confidentiality clause between you and Ariba prohibits you from publicly disclosing the terms of the settlement, including the specific amount of the settlement. Please note that a confidentiality clause does not allow you to avoid disclosures otherwise required pursuant to a provision of Regulation S-K. Please revise your disclosure to provide this information or tell us why you believe that such information is not necessary to an understanding of your results of operations. Refer to Item 303(a) of Regulation S-K.

Business

Our Customers, page 85

8.   Consistent with your response to prior comment 22, please revise your disclosure to provide the minimum amount of revenue generated by these customers during your last fiscal year.

Certain Relationships and Related Party Transactions

Commercial Agreement, page 109

9.   Your revised disclosure indicates that one of your customers is an affiliate of certain of your stockholders that are affiliated with T. Rowe Price. Revise your disclosure to state the name of this customer. Refer to Item 404(a)(1) of Regulation S-K.

Principal Stockholders, page 111

10.   Please identify the natural person(s) that have voting or dispositive power over the shares held by ICONIQ.

Consolidated Financial Statements

Note 12. Stock Option Plans, page F-25

11.   Regarding your response to prior comment 31, we note that what you characterize as share-based payments were cash payments for shares that had already been awarded to the employees of Coupa. Please explain to us why you believe these May and October 2015 cash payments by related parties were share-based payments in exchange for services rendered pursuant to ASC 718-10-15-4 or refer to other authoritative GAAP literature supporting your accounting.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding

Robert Bernshteyn
Coupa Software Incorporated
April 18, 2016
Page 4

comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Richard C. Blake, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP